UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Williams Controls, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

969465-60-8

(CUSIP Number)

Martin R. Benante
Chairman and Chief Executive Officer
Curtiss-Wright Corporation
10 Waterview Boulevard
Parsippany, New Jersey 07054
(973) 541-3700

Copy to:

Brian C. Miner
James J. Barnes
Reed Smith LLP
2500 One Liberty Place
1650 Market Street
Philadelphia, PA 19103-7301
(215) 851-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons
Curtiss-Wright Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
1,000 (See Item 5)

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
1,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
100% (See Item 5)*

14.	Type of Reporting Person (See Instructions)
CO

1.	Names of Reporting Persons
Curtiss-Wright Controls, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
1,000 (See Item 5)

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
1,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000 (See Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
100% (See Item 5)*

14.	Type of Reporting Person (See Instructions)
CO

          This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Curtiss-Wright Corporation with the Securities and Exchange Commission on November 13, 2012. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

          As a result of the Merger, Item 2 is hereby amended to remove Purchaser as a Reporting Person. In addition, Schedule A-3 to Schedule 13D – List of Executive Officers and Directors of Purchaser is hereby deleted.

Item 3.	Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

          On December 14, 2012, Purchaser accepted for purchase approximately 6.6 million Shares tendered and not withdrawn from the Offer, for an aggregate consideration of approximately $119 million, without interest thereon, less any applicable withholding and transfer taxes. Purchaser acquired the Shares using capital provided by Curtiss-Wright.

Item 4.	Purpose of Transaction.

          Item 4 of Schedule 13D is hereby amended by inserting the following at the end thereof:

          The Offer and withdrawal rights expired at 11:59 p.m., New York City time, on December 13, 2012. On December 14, 2012, all Shares validly tender and not properly withdrawn as of the expiration of the Offer were accepted for payment in accordance the terms of the Offer.

          Pursuant to the Merger Agreement, on December 14, 2012, Purchaser exercised its Top-Up option. Accordingly, on December 14, 2012, Purchaser and Issuer effected a “short form” merger in which Purchaser was merged with and into Issuer, with Issuer surviving the Merger.

          Upon effectiveness of the Merger, (i) each issued and outstanding share of common stock of Purchaser that is outstanding immediately prior to the Merger was converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, (ii) each Share of Issuer common stock that is issued and outstanding immediately prior to the Merger (other than shares of the Issuer common stock owned by Curtiss-Wright Controls, Purchaser or Issuer, or by any direct or indirect wholly-owned subsidiary of Curtiss-Wright Controls, Purchaser or Issuer and the appraisal shares under Delaware law) was automatically converted into the right to receive the Offer Price in cash, without interest, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iii) all such shares of Issuer common stock were canceled and ceased to exist without any conversion thereof or consideration paid therefor.

          On December 14, 2012, Curtiss-Wright issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(C) to Amendment 3 to Schedule TO filed by Curtiss-Wright on December 17, 2012 with the Securities and Exchange Commission and is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

          The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 5.

          Items 5(a) – (c) of Schedule 13D is hereby amended and restated to read as follows:

          (a) – (b) As a result of the Merger, Curtiss-Wright Controls directly owns 1,000 shares of the Surviving Corporation, representing 100% of the issued and outstanding shares as of the close of business on December 14, 2012. Curtiss-Wright, as the sole shareholder of Curtiss-Wright Controls, beneficially owns 1,000 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding shares as of the close of business on December 14, 2012.

          (c) Except as described in Item 4 herein, none of the Reporting Persons have effected any transaction in the shares of the Issuer during the sixty day period prior to the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 of Schedule 13D is hereby amended by inserting the following at the end thereof:

          Item 4 is incorporated by reference into this Item 6.

          In connection with the exercise of the Top-Up, Purchaser and Issuer entered into a Promissory Note, dated December 14, 2012, for a principal amount equal to the aggregate purchase price for the Top-Up Shares. The Promissory Note shall be due on the first anniversary of the Top-Up closing.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99.1

Press Release dated December 14, 2012 (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 3 to Schedule TO filed by Curtiss-Wright with the Securities and Exchange Commission on December 17, 2012).

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 17, 2012

Curtiss-Wright Corporation

		By:	/s/ Glenn E. Tynan

Name: Glenn E. Tynan

Title: Chief Financial Officer

Curtiss-Wright Controls, Inc.

		By:	/s/ Robert H. Shaw

Name: Robert H. Shaw

Title: Vice President and General Counsel